United States securities and exchange commission logo





                             March 10, 2022

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, NY 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 11,
2022
                                                            File No. 333-262644

       Dear Mr. Yu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed February 11, 2022

       General, page i

   1. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s officers and directors, if material.
   2. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
   3. Quantify the value of warrants, based on recent trading prices, that may be retained by
 Peter Yu
FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany
March      NameCartesian Growth Corporation
       10, 2022
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         redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
4. Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to any private placement contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.
Questions and Answers about the Proposals, page 15

5. Please include a Question and Answer discussing the fact that Cartesian and the Target
         Companies currently operate as separate companies with no prior history as a combined entity and their operations have not been previously managed on combined basis. Please also describe any affiliation between the companies.
Questions and Answers about the Proposals, page 18

6. You disclose that pursuant to the Business Combination Agreement, TWMH and TIG
         Entities will receive 29.8% and 70.2%, respectively of cash consideration. We also note that you disclose on page 222 in footnote (1) that the economic and voting interests in
         Alvarium Tiedemann assumes that secondary share purchase happened after the Business
         Combination and then on page 243, that you disclose that adjustment
(e) of Note 3 reflects
         the use of $100 million representing the secondary purchase of partnership interests in
         Alvarium Tiedemann. Please reconcile these statements and clarify your disclosures, as necessary, to consistently reflect the terms and sequence of the Business Combination transaction with the underlying terms of the related agreement.
What vote is required to approve each proposal at the Special Meeting?, page 29

7. Please revise to discuss here and on page 118 what percentage of public shareholders need to vote in favor of the Business Combination Proposal and Domestication Proposal in
         order to approve the proposals. In that regard we note that your Sponsor, directors and officers have agreed to vote any Founder Shares or Ordinary Shares owned by them in favor of the proposals.
Summary of the Proxy Statement/Prospectus, page 35

8. Please provide a graphic depiction of the Target companies and Cartesian prior to the business combination. Please also include a post-combination organizational chart that includes the percentage of voting power that Cartesian's current public shareholders will have, taking into account the voting power of any Class B shares. Summary of Historical Consolidated Financial Information of the TIG Entities, page 51

9. Please enhance your description to clarify the nature of the one-time accrual adjustment of
         $6.313 million to TIG Entities Net Income to reflect your recurring performance for the year ended December 31, 2020 in arriving at Adjusted EBITDA , conform your
 Peter Yu
FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany
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         description throughout the filing and tell us the non-GAAP guidance you relied on in recognizing this adjustment.
10. You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please enhance your disclosures to explain the terms of the underlying agreement, how this profit share is accounted for in the related unaudited and audited financial statements as of
         September 30, 2021 and December 31, 2020 and 2019 and if not why. Cartesian has not obtained an opinion from an independent investment banking firm, page 70

11. Please disclose the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination. In this regard, we note from your disclosure on page 139 that you engaged BofA Securities as a financial advisor.
Your unexpired Warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, page 113

12. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Please also expand your disclosure on page 414 to describe the notice of redemption and the method of such notification.
Our Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware, page 114

13. We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.
Background of the Business Combination, page 123

14. We note the disclosure on page 139 that you formally engaged BofA Securities as a capital markets advisor and financial advisor on September 19, 2021. Please provide a description of the role BofA Securities played in the various transactions as your financial advisor, as well as the level of diligence the it performed in connection with the transactions.
15. Please disclose any discussions relating to the assumptions underlying any target projections.
16. Please disclose the negotiation/marketing processes related to obtaining additional financing for the combined company, such as who selected the potential PIPE investors; what relationships did the PIPE investors have to the SPAC, the sponsors, the target and its affiliates, and the placement agent; and how were the terms of the PIPE transactions determined. Also, disclose whether there were any valuations or other material information about the SPAC, the target, or the transactions provided to potential
         PIPE investors that have not been disclosed publicly.
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FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany
March      NameCartesian Growth Corporation
       10, 2022
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17. Please disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
Unaudited Pro Forma Condensed Combined Financial Information, page 220

18.      You disclose that the Business Combination Agreement between TWMH, the
TIG
         Entities and Alvarium will be accounted for using the acquisition method of accounting because Alvarium Tiedemann (formally Cartesian Growth Corporation) has been determined to be the accounting acquirer based on the following facts:
             Alvarium Tiedemann Capital LLC (Umbrella), which will hold 100% of the equity of
             TWMH, the TIG Entities and Alvarium, is a variable interest entity
(   VIE   );
             Alvarium Tiedemann will be the sole managing member and primary beneficiary of
             Umbrella who has full and complete charge of all affairs of Alvarium Tiedemann, and the Class A units of Alvarium Tiedemann do not have substantive participating or kick out rights;
             No single party controls Umbrella pre and post transaction, hence, the Business
             Combination is not considered a common control transaction; and Upon consummation of the Business Combination, the combined company will be
             organized in an    Up-C    structure and that Alvarium Tiedemann
will hold Umbrella,
             which in turn will hold a newly formed entity that will ultimately be named
                Alvarium Tiedemann Holdings, LLC    which will become the
wholly owned direct
             subsidiary of Umbrella.

         Please address the following:
             Enhance your disclosures to clarify the interests Alvarium Tiedemann will hold in
             Umbrella and Umbrella will hold in Alvarium Tiedemann Holdings,
LLC;
             Revise to clarify, as it appears that Alvarium Tiedemann controls itself based on this disclosure; and
             Revise your disclosures accordingly to address the inconsistency between the
             diagram of the Company   s organizational structure immediately
following the
             Completions of the Business Combination on page 228 that reflects Alvarium
             Tiedemann Holdings, LLC holding 100% of the equity of TWMH, the TIG Entities and Alvarium and the disclosure above.
19. You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please disclose how this is reflected in the Unaudited Pro Forma Condensed Combined Financial
         Information.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2021, page 243

20. Please tell and enhance your disclosures to explain how you determined each of the components of the Total consideration for allocation of $1,091.3 million assuming no redemptions as presented in footnote (f), how this reconciles to the aggregate value of the consideration to be paid to the shareholders of Alvarium, the TIG Entities and the
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FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany
March      NameCartesian Growth Corporation
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         members of TWMH pursuant to the Business Combination Agreement of $1,079.9 million disclosed on page 152, why the $100 million of cash consideration as disclosed on page
         153 is not included and and explain to us what "equity rollover" consideration represents.
21. We note adjustment (e) on page 243 for $100 million. Please describe more fully this adjustment. To the extent entities are identified inconsistently within the filing, please revise to provide a consistent description.
Note 6. Earnings/Loss per Share, page 248

22.      You disclose that prior to the Business Combination, Alvarium
Tiedemann   s historical
         equity structure was not unitized, and therefore the calculation of book value per share is not a useful metric. Please address the following:

                Tell us why if the historical book value per share is not a useful metric you have disclosed; and
                Tell us and enhance your disclosures to explain why you have included non-
              controlling interest in subsidiaries of $522.9 million and $535,760 million in the calculations of Pro Forma combined book value per share of $15.59 and $19.78, assuming no and maximum redemptions, respectively, but excluded the related Class
              B shares outstanding of 52.3 million.
Committees of the Board of Directors, page 263

23. We note your disclosure on page 93 that you are exposed to data and cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board s role in overseeing your cybersecurity risk management, the manner in which the board will administer this
         oversight function and any effect this will have on the board   s
leadership structure.
Business of Alvarium Tiedemann, page 266

24. We note the disclosure that the combined company will have billions of dollars in assets under management. Please provide us with information and analysis under Section 3 of the Investment Company Act of 1940 ("1940 Act") with respect respect to whether
         Alvarium Tiedemann Holdings, Inc. will be an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets that will be held by the combined company are "investment securities" for the purposes of Section 3 of the Act, as well as identifying the percentage of the value of AlTi's total assets will be "investment securities." As part of the response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please also include risk factor disclosure, with a separate subheading, discussing the risk to your company if you are deemed an investment company subject to regulation under the Investment Company Act. Please note that we may refer your response to the Division of Investment Management. Peter Yu
FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany
March      NameCartesian Growth Corporation
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Fund Management Fees, page 276

25. You disclose that you have a 50.63% profit share in the TIG Arbitrage strategy. Please disclose the contractual terms of this arrangement including when you entered into this agreement to also explain why such profit share is not reflected in the related unaudited and audited TIG financial statements for the periods presented.
Our Presence to Date, page 280

26. We note your presence in Hong Kong. Please include risk factor disclosure to discuss any risks to your company from its presence in Hong Kong, including risks that the Chinese government may intervene or influence your operations in Hong Kong at any time. Please also quantify any investment in companies with significant Hong Kong operations to the extent practicable so that investors can assess the risk or advise. Management's Discussion and Analysis of Financial Condition and Results of Operations for
TWMH, TIG Entities and Alvarium, page 318

27. Please disaggregate your AUM rollfowards for both TWMH and TIG Entities, by product and strategy and discuss period over period changes.
28. Please disaggregate revenues by type, product and strategy for both TWMH and TIG
         Entities, and discuss period over period changes.
29. Please disaggregate General, administrative and other expenses and cost of sales and operating expenses, by type for each TWMG, TIG Entities and Alvarium and discuss period over period changes
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TIG Entities
TIG Fund Summary, page 346

30. Please disclose why Management and Performance fees are included as an addition in the
         AUM rollforwards for the period presented.
Results of Operations-Revenue, page 349

31. In your disclosure on page 350, you discuss the incentive fees that would have been recognized for the nine month period ended September 30, 2021 "if the end of the nine-
         month period were the end of a measurement period" and disclose resulting impact to
         Economic EBITDA . Please tell us how you determined this is not a "tailored revenue recognition and measurement method" prohibited under Rule 100(b) of Regulation G and addressed in the staff's non-GAAP C&DI question 100.4.
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Cartesian Growth Corporation
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Reconciliation of Combined and Consolidated GAAP Financial Measures to Certain Non-GAAP
Measures, page 352

32. As it relates to your Economic EBITDA non-GAAP financial measure, please provide the information required by Item 10(e)(1)(i)(C) of Regulation S-K, including why the adjustment in not reflected in GAAP Net Income.
Beneficial Ownership of Securities, page 399

33. Please provide the natural person(s) who have voting and dispositive control over the shares owned by CGC Sponsor LLC.
Description of Securities, page 403

34. We note your disclosure on page 409 and elsewhere that certain shareholders agreed to waive their redemption rights. Please describe here, and on page 23 under "Do I have
         Redemption Rights," any consideration provided in exchange for this agreement.
Material U.S. Federal Income Tax Considerations, page 426

35. We note that the business combinations agreement indicates that the parties intend for the
         Domestication to be treated as a reorganization under Section 368(a) of the Internal
         Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the business combination. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal
         Bulletin No. 19.
Index to Financial Statements
Financial Statement of TWMG, TIG Entities and Alvarium, page F-1

36. Please provide disaggregated revenue disclosures as required by ASC 606-10-50-5 for each TWMH, TIG Entities and Alvarium.
TWMH Financial Statements
(16) Members Capital, page F-87

37. Based on your disclosure, it appears that non-employee members have a put option on the
         Class B shares they they own. Please tell us how accounted for the put options on the
         Class B shares. Further, tell us why the information included in the footnote does not appear to be included in your annual financial statements for the period ended December
         31, 2020.
4. Investments, page F-98

38. You disclose that on October 24, 2019, you acquired 40% of the common stock of
         Tiedemann Constantia AG for $4.95 million. Please address the following:
 Peter Yu
Cartesian Growth Corporation
March 10, 2022
Page 8

                Tell us and enhance your disclosure to clarify how this acquisition is reflected in the related consolidated statement of cash flows;
                Enhance your disclosure to provide a rollforward of the investment from date of acquisition through the periods presented; and
                Tell us and enhance your disclosures to explain why the fair value of this investment has not changed since the acquisition date despite recurring losses and how you considered from an impairment perspective.
TIG Entities Financial Statements
12. Subsequent Events, page F-103

39. Regarding your "settlement agreement with respect to an outstanding legal action" for which a payable was recognized as of your December 31, 2020 balance sheet date, please provide the information required by ASC 450-20-50-1 in both your annual and interim financial statements. Specifically, the facts and circumstances which generated the legal action, the amount accrued, and whether additional amounts may need to be accrued depending on additional information that may arise regarding the settlement agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jacob Luxenburg at 202-551-2339 or Michelle Miller at 202-551-
3368 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNamePeter Yu                                      Sincerely,
Comapany NameCartesian Growth Corporation
                                                                Division of
Corporation Finance
March 10, 2022 Page 8                                           Office of
Finance
FirstName LastName